Direct Line: (678) 728-9654
Fax: (717) 735-1220
sreddy@euramax.com

August 19, 2013

Terence O'Brien
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Euramax Holdings, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 29, 2013
File No. 333-05978

Dear Mr. O'Brien:
This letter sets forth the response of Euramax Holdings, Inc. (the “Corporation” or “Euramax”) to the comment letter, dated August 9, 2013, received by the Corporation from the staff (the “Staff”) of the Division of Corporation Finance at the Securities and Exchange Commission (the “Commission”) with respect to Euramax's Form 10-K filed on March 29, 2013.
We have made every effort to address your observations and recommendations included in the letter. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.
General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
Response: In response to the Staff's Comment, the Corporation has provided examples of the proposed revisions for each of the Staff's comments that will be included in our future filings.

Risk Factors, page 14
Holders of the notes may not be able to fully realize the value of their liens, page 31
2. We note that the capital stock of your subsidiaries has been provided as collateral for $375 million of your 9.50% senior secured notes due 2016. We also note that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral pool to the extent the inclusion would cause you to file separate financial statements pursuant to Rule 3-16 of Regulation S-X. Please expand your risk factor disclosure to provide the following information as of the latest balance sheet date so that noteholders can better understand the implication that the collateral cutback provision has on their security interest:

•
the name(s) of any subsidiary that (1) has capital stock collateralizing the notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes;

•	the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified above;

•	how you determined the book value and market value of each company and what the book value and market value of each company is;

•
that based on the applicable data as of the latest balance sheet date, the security interest held by noteholders in the capital stock of the subsidiaries identified above could be significantly limited; and

•
that the subsidiaries impacted by the Rule 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the registered Notes.

Response: In response to the Staff's Comment, the Corporation has provided the following revised disclosure based on fiscal 2012 actual results, which the Corporation will include in future filings. The Corporation also confirms there have been no significant changes since December 31, 2012, which would have required an update to the Corporation's risk factors in its interim filings. If there are events that occur during an interim period which would have a significant impact on the collateral cutback provision or the collateral securing the Notes, the Company will provide the updated disclosure in its interim filings on Form 10-Q. The planned changes have been underlined in the following proposed disclosure:

“Holders of the Notes may not be able to fully realize the value of their liens.

The security interests and liens for the benefit of holders of the Notes may be released without such holders' consent in specified circumstances. In particular, the security documents governing the Notes and the ABL Credit Facility generally provide for an automatic release of all second priority liens for the benefit of the holders of the Notes upon the release of any first priority lien on any asset that secures the ABL Credit Facility on a first-priority basis in accordance with the ABL Credit Facility. As a result, the Notes may not continue to be secured by a substantial portion of our accounts receivable and inventory.

In addition, the capital stock and other securities of any current and future subsidiary will be excluded from the collateral to the extent liens thereon would trigger reporting obligations under Rule 3-16 of Regulation S-X, which regulation requires separate financial statements for any subsidiary whose securities are collateral, if the book value or market value of its capital stock, whichever is greater, equals 20% or more of the principal amount of the notes secured thereby. As a result of this collateral cutback provision in the Indenture, the book value or market value of each subsidiary's capital stock that represents the security interests of the holders of the Notes is limited to $75 million, which is 20% of the outstanding principal of the $375 million Notes. The noteholders' security interest includes 65% of the capital stock of our Dutch subsidiary holding company, Euramax BV. As of December 31, 2012, the Company estimates that the book value and market value of 65% of the capital stock of Euramax BV are approximately $8.1 million and $86.1 million, respectively. Accordingly, the security interest in the capital stock of Euramax BV is automatically limited to $75 million to avoid reporting obligations under Rule 3-16 of Regulation S-X.

Euramax BV accounts for 47.1% of our consolidated assets as of December 31, 2012 and 31.5% and 7.5% of our consolidated revenues and operating income, respectively, for the year ended December 31, 2012. As the applicable value of our subsidiaries' capital stock or the outstanding principal amount of the Notes changes, the subsidiaries impacted by the collateral cutback provision may change.

The Corporation used both an income approach, based on a discounted cash flow analysis, and a market valuation approach, based on market multiples of publicly traded guideline companies, in order to estimate the market value of the capital stock. The discounted cash flow analysis requires various judgmental assumptions about future cash flows, growth rates, and the weighted average cost of capital, and should not be considered an indication as to what the subsidiary might sell for in a market transaction.

In addition, all or a portion of the collateral may be released:

•
to enable the sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture that governs the Notes or the ABL Credit Facility, including the sale of assets in accordance with the asset sale covenant in the indenture that governs the Notes and the sale of any entity in its entirety that owns or holds such collateral; and

•	with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee.
In addition, the guarantee of a guarantor will be released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture.

The indenture also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the Notes as an unrestricted subsidiary. If we designate a guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the Notes by such subsidiary or any of its subsidiaries will be released under the indenture but not under the ABL Credit Facility. Designation of a subsidiary as unrestricted will reduce the aggregate value of the collateral securing the Notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries.”

Audited Financial Statements

15. Supplemental Guarantor Condensed Financial Information, page 99
3. Please revise to disclose if there are any restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan. Please refer to Rule 3-10(i)(9).

Response: In response to the Staff's Comment, the Corporation respectfully advises the Staff that the following disclosure of restrictions on the parent company to obtain funds from its subsidiaries is included on p. 77 of our Form 10-K filing:
“The Indenture contains restrictive covenants that limit, among other things, the ability of Euramax and certain of its subsidiaries to incur additional indebtedness, pay dividends and make certain distributions, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. These limitations also prohibit Euramax's ability to transfer cash or assets to Euramax Holdings, whether by dividend, loan or otherwise.”

The Corporation will include the above language in our Supplemental Guarantor Condensed Financial Information disclosure in future filings.

The Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this filing, please call me at (678) 728-9654.

Sincerely,
/s/ Shyam K. Reddy
Shyam K. Reddy
Senior Vice President, General Counsel and Corporate Secretary

cc: Lisa Etheredge, Securities and Exchange Commission
Mitchell B. Lewis, Euramax Holdings, Inc.
R. Scott Vansant, Euramax Holdings, Inc.
Mary Cullin, Euramax Holdings, Inc.
Kevin Miller, Euramax Holdings, Inc.

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